EXHIBIT 99.2


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                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

                         announces sales performance in
                       December 2003 and 4th quarter 2003

Sao Paulo, January 14, 2004 - Companhia Brasileira de Distribuicao (NYSE (CBD); BOVESPA (PCAR4)) announces its sales performance (preliminary unaudited) in December 2003. Information is presented based on consolidated results and denominated in Reais, as per the Brazilian Corporate Law.

In 2003, the Company's gross sales amounted to R$ 12.8 billion and net sales, R$ 10.8 billion, corresponding to a growth of 14.7% and 14.3%, respectively, in comparison to 2002. Same Store sales registered an increase of 6.3% in the period.

In the fourth quarter 2003, gross sales reached R$ 3,542.0 million and net sales, R$ 2,991.3 million, corresponding to increases of 4.0% and 3.5%, respectively. For Same Store criterion, growth was 1.6%.

In December 2003, gross sales reached R$ 1,409.7 million and net sales, R$ 1,188.8 million, corresponding to an increase of 2.8% and 3.0%, respectively, when compared to the same period of 2002. Same stores sales registered an increase of 1.5%, reflecting a strong comparison basis as CBD registered a positive performance of 7.0% in December 2002. Once again, the Extra Business Unit outperformed, when compared to other Company's formats.

Confirming the trend registered in November, non-food sales were superior when compared to non-food sales, whose performances were 12.1% and negative 1.5%, respectively.

Changes in consumption habits, resulting from the reduction of consumers' income level, have stimulated sales of second-line products and private brands to the detriment of discretionary and high added value items. On the other hand, we have already noticed a gradual improvement of non-food sales, caused by a more favorable economic scenario and more attractive credit conditions.


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Sales Performance

                    12-02  1-03   2-03    3-03  4-03   5-03   6-03   7-03   8-03   9-03   10-03  11-03  12-03
                    -----  ----   ----    ----  ----   ----   ----   ----   ----   ----   -----  -----  -----
Sales Performance    7.0%  10.0%  12.5%   4.0%  20.0%   8.0%   5.0%  5.0%    6.6%  4.4%   3.6%   0.0%   1.5%*
Total Sales         18.8%  23.6%  26.5%  17.8%  36.1%  22.8%  20.1%  9.8%   11.1%  7.0%   6.3%   1.7%   3.0%*


Notes: Same Stores figures include only stores whose operating period is longer than 12 months.
* If adjusted by IPCA (National Consumer Price Index), total sales registered a 5.8% reduction when compared to December 2002. On a Same Store basis the performance was negative 7.1%


   COMPANHIA BRASILEIRA DE DISTRIBUICAO  THOMSON FINANCIAL INVESTOR RELATIONS
     (CBD)                               Marina Martini
   Fernando Tracanella                   Tel: (5511) 3897 6857
   Investor Relations Director           E-mail: marina.martini@thomsonir.com.br
   Daniela Sabbag
   Coordinator
   Tel: (5511) 3886 0421 Fax: (5511) 3884 2677
   E-mail: cbd.ri@paodeacucar.com.br

                      Website: http://www.cbd-ri.com.br/eng


  Statements included in this report regarding the Company's business perspective, outlooks of operating and financial results, and referring to the Company's potential growth are merely projections and were based on the Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economy performance, on the industry and on international markets and, being, therefore, , subject to changes.